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FEB 28 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - ~~48662~~
8-67548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOLEBURY CAPITAL LLC

OFFCIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

400 SOUTH RIVER ROAD
Street Address

NEW HOPE PA. 18938
City State Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

KENNETH GEORGE (603)380-5435
Name Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

10 Mitchell Place, Suite 202 White Plains, New York 10601
Address City State Zip

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

Check One:

_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 142C(3-91)

OATH OR AFFIRMATION

I, Alan R. Sheriff ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solebury Capital LLC ________________, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANN M. MONAGHAN, Notary Public
New Hope Boro., Bucks County
My Commission Expires April 24, 2011

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOLEBURY CAPITAL LLC
TABLE OF CONTENTS
DECEMBER 31, 2007

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Solebury Capital LLC:

We have audited the accompanying statement of financial condition of Solebury Capital LLC (the "Company") as of December 31, 2007 and the related statement of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard G. Baccari & Company LLP
White Plains, New York

February 15, 2008

SOLEBURY CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS:		
Cash and cash equivalents	$	301,798
Accounts receivable		40,000
Other assets		51,000
Total assets	$	392,798

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	40,580
Due to affiliate		21,287
Total current liabilities		61,867
Subordinated loan payable		240,880
Total liabilities		302,747
Commitments and contingencies		
MEMBERS' EQUITY		90,051
TOTAL	$	392,798

See Independent Auditors' Report and Notes to Financial Statements.

SOLEBURY CAPITAL LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Advisory fees	$ 414,167
Total revenues	414,167
Operating Expenses:	
Payroll costs	144,812
Administrative costs	187,547
Professional fees	83,958
Record keeping and regulatory fees	16,297
Travel and meals	25,024
Contributions	15,234
Insurance	8,212
Total operating expenses	481,084
Net loss from operations	(66,917)
Other Income/(Expense):	
Interest income	7,996
Interest expense	(4,818)
Total other income/(expense)	3,178
Net Loss	$ (63,739)

See Independent Auditors' Report and Notes to Financial Statements.

SOLEBURY CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$	(5,330)
Contribution of capital by members		159,120
Net loss		(63,739)
Balance, December 31, 2007	$	90,051

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$	-
Increase in subordiated loan payable		240,880
Balance, December 31, 2007	$	240,880

See Independent Auditors' Report and Notes to Financial Statement.

SOLEBURY CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(63,739)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) in accounts receivable		(40,000)
(Increase) in other assets		(50,000)
Increase in accounts payable and accrued expenses		40,580
Increase in due to affiliate		21,287
Net cash (used) in operating activities		(91,872)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member capital contributions		150,000
Net cash provided by financing activities		150,000
Net increase in cash and cash equivalents		58,128
Cash and cash equivalents- beginning of year		243,670
Cash and cash equivalents - end of year	$	301,798
Cash paid during the year for:		
Interest	$	4,818
Taxes	$	-

See Independent Auditors' Report and Notes to Financial Statements.

SOLEBURY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

Note 1 – Summary of Significant Accounting Policies

The Company
Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company was organized on May 16, 2005 and registered in the state of Connecticut on October 1, 2007. The Company is owed 100% by Solebury Capital Group LLC ("SCG"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") which has been succeeded by the Financial Industry Regulatory Authority ("FINRA"). The Company's revenue consists principally of advisory and financial consulting fees.

Basis of presentation
These financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles. The Company prepares its financial statements on an accrual basis. Accordingly revenue is recognized when earned and expenses when incurred.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Cash and cash equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Compensated Absences
The amount of compensated absences is immaterial and therefore is not included in the financial statements.

Accounts Receivable
The Company monitors its receivables on an ongoing basis and has not had any significant losses related to them.

Income Taxes
As a Limited Liability Company which is 100% owned by another Limited Liability Company, the Company is considered a disregarded entity under the provisions of the Internal Revenue Code. Accordingly, taxable income will be reported on the tax return of the parent company.

Note 2 – Concentration of Credit Risk

Bank balances exceeding the $100,000 limit insured by the U.S. Federal Deposit Insurance Corporation were approximately $210,109 at December 31, 2007 excluding outstanding checks.

Note 3 – Related Party Transactions

The Company entered into an expense and facilities sharing agreement with its parent, SCG, on June 22, 2007 which provides for the sharing of office space, equipment, supplies as well as general office and administrative services. As detailed in the agreement the Company pays 95% of these costs. The agreement has a one year term with automatic renewals on a year-to-year basis. As of December 31, 2007, there is a payable to SCG for $21,287 for these services. The payable has no set terms or interest rate.

Note 4 – Deposit at Clearing Broker

The Company entered into a clearing agreement with First Southwest Company, a clearing broker as of October 24, 2007 and has deposited $51,000 as of December 31, 2007. The agreement states that there is a $25,000 fee for the termination of the agreement which is reduced by $2,500 per month beginning in January 2008 through October 2008. The deposit is included in other assets on the Statement of Financial Condition.

Note 5 – Subordinated Loan Payable

The Company entered into a three year subordinated loan agreement with SCG on July 2, 2007. The loan has a maturity date of August 1, 2010 and an interest rate of 4%. The principal is due in full on the maturity date. As of December 31, 2007 subordinated loan payable is $240,880. Interest expense is $4,818 for the year ended December 31, 2007.

Note 6 – Regulatory Compliance

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i). The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule"), which requires its net capital be at least $100,000, and its aggregate indebtedness be less than 15 to 1 (8 to 1 in its first year). As of December 31, 2007, the Company's net capital is $265,931 which exceeded its effective requirement of $100,000 by $165,931.

SOLEBURY CAPITAL LLC
COMPUTATION OF NET CAPITAL- SCHEDULE I
DECEMBER 31, 2007

Total Equity and Subordinate Loan Payable		$ 330,931
Less: Non Allowable Assets		65,000
Tentative Net Capital		265,931
Less: Haircuts		-
Net Capital		$ 265,931
Less the Greater of:		
Minimum Dollar Net Captial Requirement of a broker or dealer	$ 100,000	
or		
Minimum Net Capital Required (12.5% of Aggregate Indebtedness $61,867)	$ 7,733	
Excess Net Capital		$ 165,931

SCHEDULE II
SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable, Accrued Expenses and Due to Affiliate	$ 61,867
Percentage of Aggregate Indebtedness to Net Capital	23%

SCHEDULE III
SCHEDULE OF NON ALLOWABLE ASSETS

Accounts Receivable	$ 40,000
Termination Fee - Clearing Deposit	25,000
	$ 65,000

No material differences exist between the above computation and the computation included in the corresponding Form X-17A-5 Part IIA filing.

See Independent Auditors' Report and Notes to Financial Statements.

RICHARD G. BACCARI & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Solebury Capital LLC:

In planning and performing our audit of the financial statements of Solebury Capital LLC ("the Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide mangement with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard G. Baccari & Company LLP
White Plains, New York

February 15, 2008

END